UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Applied Minerals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03823M100

(Cusip Number)

Richard B.. Fox

16640 Chesterfield Grove Road

Suite 170

Chesterfield, MO 63005

(636) 346-4133

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 03823M100

1	Name of Reporting Person: BMI Minerals Company
I.R.S. Identification Nos. of Above Person (entities only): 880594481
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6	Citizenship or Place of Organization: State of Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 20,000,000
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 20,000,000
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 7.0%[1]
14	Type of Reporting Person (See Instructions): CO

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1	Name of Reporting Person: Richard B. Fox
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 20,000,000
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 20,000,000
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 7.0%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 285,787,382 shares of Common Stock outstanding as June 30, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

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SCHEDULE 13D

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to the common stock of Applied Minerals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is:

Applied Minerals, Inc.

1200 Silver City Road

Eureka, UT 84628

Item 2.     Identity and Background.

Its principal office is at 16640 Chesterfield Grove Road, Suite 170, Chesterfield, MO 63005.

BMI Minerals Company (“BMC”) is a Missouri corporation. It is an affiliate of Brady McCasland Inc. (“BMI”),  a manufacturer of products for the oil & gas industry, and supports its business. BMC’s principal office is at 16640 Chesterfield Grove Road, Suite 170, Chesterfield, MO 63005.

Richard B. Fox is an individual. His present principal occupation is President of BMI and BMC. His office address is located at 16640 Chesterfield Grove Road, Suite 170, Chesterfield, MO 63005. Mr. Fox owns 100% of BMI Minerals Company. He is a citizen of the United States of America. He is the sole director and executive officer of BMC.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

BMC borrowed funds from BMI, an affiliate to purchase Common Stock of the Issuer. BMC paid $100,000 for 20 million shares of Common Stock. The purchase of Common Stock was a small part of the overall transactions described in response to Item 4 involving BMI, BMC, and Issuer. In the aggregate BMI and BMC paid $2 million to Issuer in connection with such transactions.

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Item 4.     Purpose of Transaction.

On August 9, 2022, Issuer and BMC closed an Iron Sale Agreement and a Mining Operations Agreement.

Also on August 9, 2022, Issuer and BMI closed a Mill Sale Agreement and a Mining Operations Agreement.

The Iron Sale Agreement, the Mill Sale Agreement, the Mining Operations Agreement, and the Mill Operations Agreement are collectively referred to as the “Four Agreements.”

BMC and BMI are affiliates with common ownership.

Under the Iron Sale Agreement and the Mill Sale Agreement, BMC and BMI paid Issuer a total of $2,000,000 (“Purchase Price”), and Issuer (i) transferred to BMC title to the rights to the iron oxide minerals that exist on the patented and unpatented mining claims of Issuer’s Dragon Mine property, (ii) transferred to BMI the processing mill and related equipment needed to mill the iron oxide minerals (“Mill”), and (iii) issued to BMC 20 million restricted shares of common stock. The amount of the Purchase Price allocated to the $20 million shares was $100,000, which BMC borrowed from BMI.

Under the Mining Operations Agreement, Issuer is required to extract, haul, store and prepare for processing the iron oxide  minerals (“Mining”) for BMC. BMC will reimburse Issuer for all direct Mining costs and pay Issuer 10% of the labor costs included in the Mining costs as a fee. Issuer will have direct oversight over all Mining activities including the activities of contract labor that may be utilized for Mining. The Mining Operations Agreement will require Issuer to make available to BMC iron mining equipment owned by Issuer. Under the Mining Operations Agreement, BMC will pay Issuer, depending on the sale price, either 20% or 25% of the gross profit of any sales of crushed, screened or milled iron to four Qualified Customers that have been developed by Issuer.

Under the Milling Operations Agreement, Issuer is required to mill, package and prepare for shipping (“Milling”) the iron oxide minerals for BMI. BMI will reimburse Issuer for any costs it incurs directly related to Milling of iron oxide minerals for BMI. BMI will also pay Issuer 10% of the labor costs included in the Milling costs as a fee. Issuer will have direct oversight over all Milling activities including the activities of any contract labor that may be utilized for Milling. As part of the Milling Operations Agreement, BMI will agree to allow Issuer to utilize any excess capacity of the Mill. BMI and Issuer will each pay its share of the maintenance expense of the Mill based on the volume of minerals each processes through the Mill. Issuer will maintain ownership of the laboratory equipment located in the Mill and allow BMI to use the equipment for a fee.

Issuer’s halloysite resource and related milling assets were not part of the Four Agreements.

Pursuant to an agreement dated July 6, 2022, Issuer, BMI, BMC and the majority holders of the outstanding principal amount of Issuer’s Series A Notes and the majority holders of the outstanding principal of the Series 2023 Notes on behalf of all of the notes of each series (collectively, the “PIK Notes”) entered into an agreement (“PIK Note Agreement”) that provided as follows:

(a) Mario Concha, John Levy and Robert Betz have resigned as directors of the Company and have relinquished approximately $1.8 million of accrued but unpaid fees and other related compensation;

(b) The maximum number of directors that may be elected to elected to its Board of Directors is five;

(c) BMI has the right to nominate, and the Board of Directors of Issuer will use its best efforts to appoint or cause the election of a number of directors that is equal to one-third the number of directors of the Board of Directors of Issuer.

If the number of directors is not divisible by three (3), the number of directors that may be elected nominated by BMI will be rounded up to the next whole number. BMI has not exercised its right to nominate a director or directors but reserves the right to do so in the future.

(d) Unanimous approval of the Board will be required to approve (i) the assumption by Issuer of any interest   bearing   debt   and   (ii)   fees   paid   to   the   directors   for   Board   and   Committee   service;

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(d) Holders of a majority of the principal amount of the Series A Notes and Series 2023 Notes have waived any event of default that is or may be caused by the consummation of the Four Agreements;

(e) Holders   of   a   majority   of   the   principal  amount  of the Series 2023 Notes waived their rights under the 2023 Director Nomination Agreement to designate one person to be nominated for election to the Board of Directors   of   Issuer;

(f) Issuer paid a total of $375,000 to the holders of the majority of the outstanding principal of the Series A Notes in exchange for the Series A Waiver and a total of $375,000 to the holders of the majority of the outstanding principal of the Series 2023 Notes in exchange for the Series 2023 Waiver.

The foregoing summaries of the Four Agreements and the PIK Note Agreement do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is filed as Exhibit A and incorporated herein by reference.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to other entities or natural persons. Any actions a Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to Issuer’s policies, including its insider trading policy, as applicable.

Except as set forth above, no Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 285,787,382 shares of the Issuer’s common stock outstanding as of June 30, 2022, as disclosed in the Issuer’s Report on Form 10-Q.

`The disclosures regarding the Four Agreements and the PIK Note Agreement in Item 4 are incorporated herein by reference.

Except as set forth in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  The disclosures regarding the Four Agreements and the PIK Note Agreement in Item 4 are incorporated herein by reference.

The Iron Sale Agreement, the Mill Sale Agreement, the Mining Operations Agreement, the Mill Operations Agreement and the PIK Note Agreement are included as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 to this Schedule 13D and are incorporated herein by reference.

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Item 7. Exhibits

Exhibit No.

10.1	Iron Sale Agreement dated May 31, 2022 between Applied Minerals, Inc. and BMI Minerals Company*
10.2	Mill Sale Agreement dated May 31, 2022 between Applied Minerals, Inc. and Brady McCasland Inc.*
10.3	Mining Operations Agreement dated May 31, 2022 between Applied Minerals, Inc. and BMI Minerals Company*
10.4	Mill Operations Agreement dated May 31, 2022 between Applied Minerals, Inc. and Brady McCasland Inc.*
10.5	PIK Notes Agreement by and among Applied Minerals, Inc., BMI Minerals Company, Brady McCasland Inc., and the holders of a majority of the principal amount of the Series A notes and the holders of a majority of the principal amount of the Series 2023 notes*
99.1	Mill Sale Agreement dated May 31, 2022 between Applied Minerals, Inc., Brady McCasland Inc. and BMI Minerals Company

*	To be filed by amendment

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2022

BMI Minerals Company

By:	/s/ Richard B. Fox
Name: Richard Fox
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2022

/s/ Richard B. Fox
Richard Fox

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Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 17, 2022

BMI Minerals Company

By:	/s/ Richard B. Fox
Name: Richard B. Fox
Title: President

Name: Richard B. Fox

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